The following is a list of subsidiaries of China Education Resources Inc.

CVI Networks Inc. (inactive)

Circumplex Networks Inc. (inactive)

ECN Solutions Ltd. (Inactive)

CEN China Education Network Ltd.

China Education International Inc.

CEN China Education

CEN Smart Networks Ltd.

Today’s Teachers Technology and Culture Ltd.

Northern Education Books Ltd.